Filed By Merix Corporation
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Registration Statement No. 333-163040

Subject Company: Merix Corporation
Commission File No. 001-33752

JANUARY 4, 2010 PRESS RELEASE

Merix Corporation Announces Second Quarter Fiscal 2010 Results

BEAVERTON, OR -- (Marketwire - January 04, 2010) - Merix Corporation (NASDAQ: MERX) today announced consolidated financial results for the second quarter of fiscal 2010 ended November 28, 2009.

Highlights

--  Sequential quarterly revenue growth of 23% was evenly balanced between the Company's North America and Asia operating segments with 24%
    and 22% growth, respectively
--  Growth in the strategic Defense and Aerospace segment grew 26%
    sequentially to its highest level in Company history
--  Second quarter book to bills of 1.11 in North America and 1.12 in Asia
--  Gross margins more than doubled to 12.7% of revenue
--  Net income of $0.5 million represents an $8.7 million
    sequential quarterly improvement and the Company's first profitable quarter since February 2007

Financial Results

The Company reported net income of $0.5 million, or $0.02 per diluted share, on revenue of $71.3 million for the second quarter of fiscal 2010, which compares to a net loss of $6.1 million, or $0.29 per diluted share, on revenue of $76.9 million in the second quarter of fiscal 2009. Included in the fiscal 2010 second quarter income was $1.5 million of special items related to income tax benefits and the reversal of a customs penalty accrual, partially offset by professional fees primarily relating to the recently announced merger with Viasystems Group, Inc.

Commenting on the recent second quarter performance, Michael D. Burger, President and Chief Executive Officer, said, "We are extremely pleased with our second quarter financial performance. The increased order activity we reported last quarter extended throughout the second quarter, resulting in 23% sequential quarter revenue growth and a strong book to bill of 1.12. Our results also benefited from exceptional factory performance and continued cost management, resulting in over 40% of our sequential quarterly revenue increase flowing through to the bottom line."

Looking ahead Mr. Burger commented, "December demand traditionally trends downward due to the Christmas and New Year's holidays; however, despite these seasonal factors, we have continued to see very good bookings during the month of December. Visibility is still somewhat limited, but we remain optimistic about third quarter North America and Asia demand due to our increased backlog coupled with extended lead times. Production volumes in both North America and Asia will be affected by limited holiday down-times during our third quarter."

Merix' overall second quarter gross margins averaged 12.7% of revenue compared to 7.8% and 6.1% in the second quarter of fiscal 2009 and first quarter of fiscal 2010, respectively. The dramatic improvement in both North America and Asia gross margins is primarily due to improved factory utilization resulting from increased revenue levels combined with the cost structure and efficiency improvements made during the last twelve months.

Operating expenses totaled $9.7 million in both the first and second quarters of fiscal 2010. Exclusive of non-recurring items, primarily associated with our pending merger with Viasystems Group, Inc. and restructuring actions, operating expenses totaled $8.1 million in the second quarter of fiscal 2010 compared to $8.0 million in the first quarter of fiscal 2010, respectively.

The Company's balance sheet is healthy. Working capital metrics are excellent with count back DSO improving three days to 62 days, inventory turns were nearly 15 times per year and DPO increased three days to 61 days. The Company also reduced its bank borrowings by $5 million during the quarters. Liquidity, which the Company defines as cash on hand plus amounts available to be borrowed under its two bank credit facilities, remained relatively unchanged at approximately $60 million.

Earlier today, the Company announced the signing of a binding agreement to sell its idle Hong Kong property. The sale is contingent upon approval by the Hong Kong Science and Technology Park and the buyer completing required financing. Upon closing, the Company expects to receive approximately $9.5 million in net proceeds from the sale and it is anticipated to close in the spring of 2010.

Conference Call and Webcast Information

Merix will conduct a conference call and live webcast Monday, January 4, 2010 at 2:00 p.m. PT. Management will discuss second quarter fiscal 2010 financial results, provide a qualitative discussion regarding our business outlook and comment further on the strategic direction of the Company. To access the webcast, log on to www.merix.com.

An online replay of the webcast will be available at 4:00 p.m. PT on January 4, 2010 and a telephone replay will be available from 4:00 p.m. PT on January 4, 2010 until 11:59 pm PT on Monday, January 11, 2010 by calling (320) 365-3844, access code 139863.

About Merix

Merix is a leading manufacturer of technologically advanced, multilayer, rigid printed circuit boards for use in sophisticated electronic equipment. Merix provides high-performance materials, quick-turn prototype, pre-production and volume production services to its customers. Principal markets served by Merix include communications and networking, computing and peripherals, test, industrial and medical, defense and aerospace, and automotive end markets in the electronics industry. Additional corporate information is available on the internet at www.merix.com.

Forward-Looking Statements

This release contains "forward-looking statements" within the meaning of the Securities Litigation Reform Act of 1995 relating to the Company's business operations and prospects, including statements related to estimates of financial results for future reporting periods that are made pursuant to the safe harbor provisions of the federal securities laws. These forward-looking statements, which may be identified by the inclusion of words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "goals," "remains optimistic" and other similar expressions, are based on current expectations, estimates, assumptions and projections that are subject to change. Actual results may differ materially from the forward-looking statements. Many factors, including the following, could cause actual results to differ materially from the forward-looking statements: our ability to control or pass through increases in the cost of raw materials and supplies; anticipated changes in customer order levels, product mix and inventory build-up; lower than expected or delayed sales; continued availability of our line of credit facility or sources of additional capital; the ability to successfully restructure Merix Oregon; fluctuations in demand for products and services of the Company, including quick-turn and premium services; foreign currency risk; the introduction of new products or technologies by competitors; the ability to avoid unanticipated costs, including costs relating to product quality issues and customer warranty claims; ability to hire, train and retain necessary labor to produce our products; pricing and other competitive pressures in the industry from domestic and global competitors; all other risks inherent in foreign operations such as increased regulatory complexity and compliance cost and greater political and economic instability; our ability to fully utilize our assets and control costs; our ability to retain or attract employees with sufficient know-how to conduct our manufacturing processes and maintain or increase our production output and quality; and other risks listed from time to time in the Company's filings with the Securities and Exchange Commission or otherwise disclosed by the Company, including those set forth in the Company's first quarter report filed on Form 10-Q for the period ended August 29, 2009, Annual Report on Form 10-K for the year ended May 30, 2009 and amended Form S-4 filed December 29, 2009. Merix Corporation does not undertake to update any such factors or to publicly announce developments or events relating to the matters described herein.

                             MERIX CORPORATION
              CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
              (in thousands, except earnings per share data)
                                (Unaudited)

                           Fiscal quarter ended         Six months ended
                     -------------------------------  --------------------
                     Nov. 28,   Aug. 29,   Nov. 29,   Nov. 28,   Nov. 29,
                       2009       2009       2008       2009       2008
                     ---------  ---------  ---------  ---------  ---------
Net sales:
   North America     $  32,735  $  26,297  $  36,151  $  59,032  $  81,068
   Asia                 38,563     31,500     40,749     70,063     86,459
                     ---------  ---------  ---------  ---------  ---------
      Total net
       sales            71,298     57,797     76,900    129,095    167,527
Cost of sales:
   North America        29,411     27,068     34,667     56,479     74,420
   Asia                 32,805     27,215     36,198     60,020     76,798
                     ---------  ---------  ---------  ---------  ---------
      Total cost of
       sales            62,216     54,283     70,865    116,499    151,218
                     ---------  ---------  ---------  ---------  ---------
Gross profit:
   North America         3,324       (771)     1,484      2,553      6,648
   Asia                  5,758      4,285      4,551     10,043      9,661
                     ---------  ---------  ---------  ---------  ---------
      Total gross
       proft             9,082      3,514      6,035     12,596     16,309
                     ---------  ---------  ---------  ---------  ---------

Gross margin:
   North America          10.2%      -2.9%       4.1%       4.3%       8.2%
   Asia                   14.9%      13.6%      11.2%      14.3%      11.2%
                     ---------  ---------  ---------  ---------  ---------
      Total gross
       margin             12.7%       6.1%       7.8%       9.8%       9.7%
                     ---------  ---------  ---------  ---------  ---------

Operating expenses:
   Engineering             343        261        697        604      1,260
   Selling, general
    and
    administrative       8,865      7,966      7,989     16,831     17,691
   Amortization of
    intangible
    assets                 469        469        520        938      1,040
   Impairment and
    severance
    charges                  -        956      1,089        956        562
                     ---------  ---------  ---------  ---------  ---------
      Total
       operating
       expenses          9,677      9,652     10,295     19,329     20,553
                     ---------  ---------  ---------  ---------  ---------
   Operating income
    (loss)                (595)    (6,138)    (4,260)    (6,733)    (4,244)
Other income
 (expense), net            476     (1,088)    (1,029)      (612)    (2,218)
                     ---------  ---------  ---------  ---------  ---------
Loss before income
 taxes                    (119)    (7,226)    (5,289)    (7,345)    (6,462)
Provision for
 (benefit from)
 income taxes           (1,014)       909        693       (105)     1,421
                     ---------  ---------  ---------  ---------  ---------
Net income (loss)          895     (8,135)    (5,982)    (7,240)    (7,883)
Net income
 attributable to
 non-controlling
 interests                 431         99        106        530        352
                     ---------  ---------  ---------  ---------  ---------
Net income (loss)
 attributable to
 Merix common
 shareholders        $     464  $  (8,234) $  (6,088) $  (7,770) $  (8,235)
                     ========= ========= ========= ========= =========

Diluted net income
 (loss) per share    $    0.02  $   (0.38) $   (0.29) $   (0.36) $   (0.39)
                     ========= ========= ========= ========= =========

Diluted shares used
 in per share
 calculations           22,296     21,614     20,945     21,621     20,867
                     ========= ========= ========= ========= =========

                            MERIX CORPORATION
                  CONDENSED CONSOLIDATED BALANCE SHEETS
                              (in thousands)

                                        (unaudited) (unaudited) Per FY 2009
                                                    Revised (1)    10-K
                                         November     May 30,     May 30,
                                         28, 2009      2009        2009
                                        ----------- ----------- -----------
Assets:
Cash and short-term investments         $    10,472 $    16,141 $    17,571
Accounts receivable, net                     53,523      43,290      43,285
Inventories, net                             17,203      14,593      14,367
Assets held for sale                            112           3           3
Deferred income taxes                           265         160         160
Prepaid and other current assets              9,703       5,437       4,896
                                        ----------- ----------- -----------
  Total current assets                       91,278      79,624      80,282

Property, plant and equipment, net           85,283      95,170      95,883
Goodwill                                     11,392      11,392      11,392
Intangible assets, net                        5,890       6,828       6,884
Deferred income taxes                         1,656         521         612
Assets held for sale                          1,146       1,146       1,146
Other assets                                  4,062       4,470       4,471
                                        ----------- ----------- -----------
  Total assets                          $   200,707 $   199,151 $   200,670
                                        =========== =========== ===========

Liabilities and Shareholders' Equity:
Accounts payable                        $    41,866 $    33,371 $    33,263
Accrued liabilities                          12,521      13,088      14,715
                                        ----------- ----------- -----------
  Total current liabilities                  54,387      46,459      47,978

Long-term debt                               78,000      78,000      78,000
Other long-term liabilities                   4,771       4,374       4,234
                                        ----------- ----------- -----------
  Total liabilities                         137,158     128,833     130,212
                                        ----------- ----------- -----------

Non-controlling interests                     4,140       3,985       3,935
Shareholders' equity attributable to
 Merix common shareholders                   59,409      66,333      66,523
                                        ----------- ----------- -----------
  Total shareholders' equity                 63,549      70,318      70,458
                                        ----------- ----------- -----------
  Total liabilities and shareholders'
   equity                               $   200,707 $   199,151 $   200,670
                                        =========== =========== ===========

(1) As revised to reflect elimination of one-month reporting lag for Asia subsidiary.

                            MERIX CORPORATION
              CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
                              (in thousands)
                                (Unaudited)

                                      Fiscal quarter
                                          ended          Six months ended
                                    ------------------  ------------------
                                    Nov. 28,  Nov. 29,  Nov. 28,  Nov. 29,
                                      2009      2008      2009      2008
                                    --------  --------  --------  --------
Cash flows from operating
 activities:
  Net income (loss)                 $    895  $ (5,982) $ (7,240) $ (7,883)
    Net adjustments to reconcile
     loss to net cash provided
     by operating activitities:
        Depreciation and
         amortization                  5,520     5,668    11,353    11,125
        Other non-cash items          (2,983)    1,062    (1,875)    1,060
    Changes in working capital        (8,294)    3,208    (6,481)    8,786
                                    --------  --------  --------  --------
        Net cash provided by
         operating activities         (4,862)    3,956    (4,243)   13,088

Cash flows from investing
 activities:
  Purchases of property, plant and
   equipment                            (647)   (5,423)   (1,069)  (14,844)
  Proceeds from disposal of
   property, plant and equipment           5        44        28       599
                                    --------  --------  --------  --------
        Net cash used in investing
         activities                     (642)   (5,379)   (1,041)  (14,245)

Cash flows from financing
 activities:
  Borrowings on long-term notes
   payable                             8,700         -    10,200         -
  Net borrowings on revolving line
   of credit                         (13,700)    6,983   (10,200)    6,983
  Other financing activities, net       (377)      (15)     (385)      (71)
                                    --------  --------  --------  --------
        Net cash used in financing
         activities                   (5,377)    6,968      (385)    6,912
                                    --------  --------  --------  --------

Net change in cash and cash
 equivalents                         (10,881)    5,545    (5,669)    5,755

Cash and cash equivalents
  Beginning of period                 21,353     5,938    16,141     5,728
                                    --------  --------  --------  --------
  End of period                     $ 10,472  $ 11,483  $ 10,472  $ 11,483
                                    ========  ========  ========  ========

                         SUPPLEMENTAL INFORMATION
                           NET SALES STATISTICS
                              (in thousands)
                                (Unaudited)

                                     Three months ended
                         -------------------------------------------------
                          Nov. 28, 2009    Aug. 29, 2009    Nov. 29, 2008
                         ---------------  ---------------  ---------------
Net Sales by End
 Markets:
   Communications &
    Networking           $  24,427    34% $  19,529    41% $  29,664    39%
   Automotive               15,334    21%    12,773    19%    17,449    23%
   Computing &
    Peripherals              6,096     9%     4,039     8%     5,984     8%
   Test, Industrial and
    Medical                 11,104    16%     8,274    12%     9,366    12%
   Defense & Aerospace       9,007    13%     7,157    10%     7,299     9%
   Other                     5,330     7%     6,025    10%     7,138     9%
                         ---------  ----  ---------  ----  ---------  ----
                         $  71,298   100% $  57,797   100% $  76,900   100%
                         ========= ====  ========= ====  ========= ====

Net Sales by Type:
   Quick-Turn & Premium  $  13,403    19% $  11,496    20% $  13,158    17%
   Full Lead Time           57,895    81%    46,301    80%    63,742    83%
                         ---------  ----  ---------  ----  ---------  ----
                         $  71,298   100% $  57,797   100% $  76,900   100%
                         ========= ====  ========= ====  ========= ====

Top 5 Customers (as % of
 net sales)                     31%              34%              36%
                         =========        =========        =========

                                  Six months ended
                         --------------------------------
                          Nov. 28, 2009    Nov. 29, 2008
                         ---------------  ---------------
Net Sales by End
 Markets:
   Communications &
    Networking           $  43,956    34% $  68,440    42%
   Automotive               28,107    22%    36,862    20%
   Computing &
    Peripherals             10,135     8%    12,569     9%
   Test, Industrial and
    Medical                 19,378    15%    19,785    11%
   Defense & Aerospace      16,164    12%    14,522     7%
   Other                    11,355     9%    15,349    11%
                         ---------  ----  ---------  ----
                         $ 129,095   100% $ 167,527   100%
                         ========= ====  ========= ====

Net Sales by Type:
   Quick-Turn & Premium  $  24,899    19% $  31,137    19%
   Full Lead Time          104,196    81%   136,390    81%
                         ---------  ----  ---------  ----
                         $ 129,095   100% $ 167,527   100%
                         ========= ====  ========= ====

Top 5 Customers (as % of
 net sales)                     32%              38%
                         =========        =========

Current Period Change in
 Average Pricing                                           Six months
 Compared to:                  Three months ended            ended
                         ------------------------------  --------------
                         Aug. 29, 2009   Nov. 29, 2008   Nov. 29, 2008
                         --------------  --------------  --------------
   North America               3%              3%              0%
   Asia                        2%              2%              3%
                         --------------  --------------  --------------
      Consolidated             3%              0%             -2%
                         ==============  ==============  ==============

Current Period Change in
 Unit Volumes                                              Six months
 Compared to:                  Three months ended            ended
                         ------------------------------  --------------
                         Aug. 29, 2009   Nov. 29, 2008   Nov. 29, 2008
                         --------------  --------------  --------------
   North America              21%            -12%            -27%
   Asia                       20%             -7%            -21%
                         --------------  --------------  --------------
      Consolidated            20%             -7%            -21%
                         ==============  ==============  ==============

                         SUPPLEMENTAL INFORMATION
                          Non-GAAP Net Loss and
                 Cash, Borrowings and Credit Availability
                              (in thousands)
                                (Unaudited)

                               Three months ended        Six months ended
                          ----------------------------  ------------------
                          Nov. 28,  Aug. 29,  Nov. 29,  Nov. 28,  Nov. 29,
Non-GAAP Net Loss:          2009      2009      2008      2009      2008
                          --------  --------  --------  --------  --------
Net income (loss)
 attributable to Merix
 shareholders (GAAP)      $    464  $ (8,234) $ (6,088) $ (7,770) $ (8,235)
Adjustments to net income
 (loss):
   Employee severance and
    other restructuring          -       314       387       314       427
   (Gain)/loss on
    disposal of surplus
    assets                       -       642       702       642       135
   Alternative minimum
    tax refund - tax law
    change                    (580)        -         -      (580)        -
   Reversal of deferred
    tax valuation
    allowance               (1,240)        -         -    (1,240)        -
   VAT penalty -
    contingent liability
    reversal                (1,522)        -         -    (1,522)        -
   Non-controlling
    interest in
    adjustments                260         -         -       260         -
   Securities litigation
    and merger
    transaction
    professional fees        1,580       690         -     2,270         -
      Non-GAAP net loss,
       excluding unusual  --------  --------  --------  --------  --------
       items              $ (1,038) $ (6,588) $ (4,999) $ (7,626) $ (7,673)
                          ========  ========  ========  ========  ========

Cash, Borrowings and      Nov. 28,  Aug. 29,  Nov. 29,
 Credit Availability:         2009      2009      2008
                          --------  --------  --------
   Cash                   $ 10,472  $ 21,353  $ 11,483
   Borrowing base           57,413    49,867    49,927
   Outstanding borrowings   (8,000)  (13,000)   (6,983)
                          --------  --------  --------
      Net Cash &
       Available Credit   $ 59,885  $ 58,220  $ 54,427
                          ========  ========  ========

Merix Investor Relations Contact:
Allen Muhich
Vice President, Finance
503.716.3700

Important Merger Information and Additional Information

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Viasystems and Merix will file relevant materials with the Securities and  Exchange Commission (the “SEC”).  Viasystems has filed, and the SEC has declared effective, a Registration Statement on Form S-4 that includes a proxy statement of Merix and which also constitutes a prospectus of Viasystems.  Merix will mail the proxy statement/prospectus to its shareholders.  Investors are urged to read the definitive proxy statement/prospectus regarding the proposed transaction because it contains important information. The definitive proxy statement/prospectus and other documents that have or will be filed by Viasystems and Merix with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Merix Corporation, 15725 SW Greystone Court, Suite 200, Beaverton Oregon 97006, Attention: Investor Relations or by directing a request when such a filing is made to Viasystems Group, Inc., 101 South Hanley Road, Suite 400, St. Louis, Missouri 63105, Attention: Investor Relations.

Participants in Solicitation

Viasystems, Merix, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Merix is set forth in Merix’s definitive proxy statement, which was filed with the SEC on August 26, 2009.  Information about the directors and executive officers of Viasystems is set forth in the Form 10-K of Viasystems, Inc., which was filed with the SEC on March 30, 2009.  Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement/prospectus Merix filed with the SEC on January 4, 2010.